Exhibit 99.13

Disclosure of Transactions in Own Shares

Paris, February 13, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from February 6 to February 10, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
06/02/2023	390,653	56.062775	21,901,091.24	XPAR
06/02/2023	150,000	56.090339	8,413,550.85	CEUX
06/02/2023	25,000	56.086070	1,402,151.75	TQEX
06/02/2023	10,000	56.101378	561,013.78	AQEU
0702/2023	385,576	56.976332	21,968,706.19	XPAR
0702/2023	150,000	56.964357	8,544,653.55	CEUX
0702/2023	25,000	56.966998	1,424,174.95	TQEX
0702/2023	10,000	56.956196	569,561.96	AQEU
08/02/2023	385,164	56.827828	21,888,033.54	XPAR
08/02/2023	150,000	56.824782	8,523,717.30	CEUX
08/02/2023	25,000	56.838932	1,420,973.30	TQEX
08/02/2023	10,000	56.847877	568,478.77	AQEU
09/02/2023	384,911	57.497385	22,131,375.96	XPAR
09/02/2023	150,000	57.492173	8,623,825.95	CEUX
09/02/2023	25,000	57.497366	1,437,434.15	TQEX
09/02/2023	10,000	57.504758	575,047.58	AQEU
10/02/2023	299,344	59.051762	17,676,790.64	XPAR
10/02/2023	110,000	59.036470	6,494,011.70	CEUX
10/02/2023	15,000	58.979032	884,685.48	TQEX
10/02/2023	10,000	59.025841	590,258.41	AQEU
Total	2,720,648	57.192087	155,599,537.05

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website:
https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com